UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Danaher Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23585110

(CUSIP Number)

Michael G. Ryan 2200 Pennsylvania Avenue, N.W., Suite 800W Washington, DC 20037-1701 (202) 828-0060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 15, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 23585110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mitchell P. Rales
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power 53,380,535[1]
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 53,380,535[1]
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 53,380,535[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.8%[2]
14.	Type of Reporting Person (See Instructions) IN

[1]	Shares reflect the Company’s 2-for-1 stock split on June 10, 2010 and do not reflect any material acquisition of shares.
[2]	Based on the outstanding number of shares reported in the Company’s Prospectus Supplement filed June 15, 2011.

Introductory Statement

This Amendment No. 2 (this “Amendment No.2”) to the Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $.01 per share of Danaher Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). This Amendment No. 2 amends and supplements (i) the Statement originally filed on March 30, 2007 with the Securities and Exchange Commission (the “Commission”) by Mitchell P. Rales, and (ii) Amendment No. 1 to the Statement filed on February 12, 2010 with the Commission by Mitchell P. Rales. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the initial Schedule 13D or Amendment No. 1, as applicable. The purpose of this Amendment No. 2 is to amend and supplement the information contained in Items 3, 5, 6 and 7 of the Statement.

This Amendment reflects the same number of shares held by the Reporting Person as reflected in the Company’s proxy statement filed April 4, 2011. The Reporting Person’s percentage ownership differs from the amount reflected in the Company’s proxy statement as a result of the dilutive effect of the Company’s issuance of 19,250,000 shares of common stock in June 2011.

The Reporting Person’s percentage and share ownership reflected in this Amendment No. 2 differs from the Reporting Person’s percentage and share ownership reflected in Amendment No. 1 on account of: the Company’s 2-for-1 stock split on June 10, 2010, the Reporting Person’s acquisition of shares through a 401(k) plan, the disposition of shares as gifts, the increase in the number of shares outstanding as a result of the Company’s sale of 19,250,000 shares of common stock in June 2011 and the issuance of shares pursuant to the Company’s equity compensation plans.

Item 3.	Source and Amount of Funds or Other Consideration

On June 10, 2010, the Company declared a 2-for-1 stock split which doubled the Reporting Person’s shares owned as of the record date, May 25, 2010.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, Mitchell P. Rales is the beneficial owner of 53,380,535 shares of common stock representing approximately 7.8% of the approximately 684,716,060 shares outstanding, as disclosed in the Company’s Prospectus Supplement filed June 15, 2011. The Reporting Person’s ownership consists of 40,000,000 shares owned by limited liability companies of which Mitchell P. Rales is the sole member, 856,080 shares owned by an IRA for the benefit of Mitchell P. Rales, 1,701,379 shares owned by grantor retained annuity trusts as to which Mitchell P. Rales is trustee and the sole annuitant, 698,621 shares held by the Mitchell P. Rales Family Trust of which Mitchell P. Rales is trustee, 131,973 shares attributable to Mitchell P. Rales’ 401(k) account, and 9,992,482 shares owned directly. Mitchell P. Rales disclaims beneficial ownership of all shares that are owned directly or indirectly by his spouse and by Steven M. Rales, his brother.

All of the shares of the Company’s common stock held by the limited liability companies of which Mitchell P. Rales is the sole member are pledged to secure lines of credit with certain banks and each of these entities and Mitchell P. Rales is in compliance with these lines of credit.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item incorporates by reference the information in Item 4 and Item 5 hereof. There are presently no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the securities of the Company owned by the Reporting Person, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 30, 2011
Date

/s/ Mitchell P. Rales
Signature

Mitchell P. Rales
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)